Exhibit 99.1

Operating and Financial Review and Prospects

First Quarter Ended March 31, 2025 and 2026

You should read the following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2025 and 2026 in conjunction with our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this Report on Form 6-K, as well as our audited consolidated financial statements and the “Operating and Financial Review and Prospects” section of our 2025 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 30, 2026. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward-Looking Statements” sections of our 2025 Annual Report. The historical results described below relate to the results of our continuing operations.

Overview

Nebius, a global AI cloud platform, delivers a unified full-stack AI cloud that spans the complete AI journey – from compute capacity to software and services – that enables fast and efficient training and inference at scale. Founded around deep in-house technological expertise, Nebius offers a comprehensive and integrated suite of AI and ML cloud solutions, including both hardware and software built in-house. This combination of AI-optimized hardware and software enables us to deliver high-performance GPU compute clusters, storage, managed services, and advanced tools for AI model training and inference at enterprise-scale.

Headquartered in Amsterdam and listed on Nasdaq, Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Nebius Group” or the “Group”), offers one of the few global, at scale, multi-tenant clouds purpose-built for AI, with a significant presence in Europe, the U.S., and other geographies around the world.

Nebius Group includes Nebius as well as two distinct businesses that operate under separate brands: Avride, a leading developer of autonomous vehicles and delivery robots; and TripleTen, a leading edtech platform focused on reskilling people for careers in tech.

Nebius Group also owns significant equity stakes in ClickHouse and Toloka, both of which were previously spun out of the Group.

A detailed description of our business and key trends impacting our results of operations is contained in the “Operating and Financial Review and Prospects” section of our 2025 Annual Report.

Operating Segments

Our primary business, Nebius, delivers a unified full-stack AI cloud platform that spans the complete AI journey – from compute capacity to software and services that enable fast and efficient AI application deployment and inference at scale.

In addition to our Nebius AI cloud business, Nebius Group also holds two distinct businesses that operate under separate brands:

●	Avride – a developer of autonomous driving technology for self-driving vehicles and delivery robotics.
●	TripleTen – a leading edtech platform focused on re-skilling individuals for careers in technology.

Components of Results of Operations

Revenue

Our Nebius AI cloud business generates revenue by providing our customers with a comprehensive and integrated AI cloud platform, underpinned by high-performance GPU compute capacity, storage, and networking resources, as well as value-add software solutions. The Nebius AI cloud business is designed to support the entire AI lifecycle - from building and deploying AI models, to managing large-scale AI applications and producing inference tokens. Revenue from the cloud platform is recognized as services are provided in accordance with customer contract due dates and the applicable contract model. We offer both on-demand “pay-as-you-go” pricing and fixed “reserved capacity” contracts.

TripleTen generates revenue from educational services to individual customers (students) through boot camps and project-based learning opportunities by providing online educational products.

Avride has made only a limited contribution to the total revenue to date.

Operating costs and expenses

We classify operating costs and expenses as follows: cost of revenues; product development; sales, general and administrative; and depreciation and amortization.

Cost of Revenues

Cost of revenues primarily consists of costs of operation and co-location of data center facilities, electricity, utility and maintenance costs in data centers, personnel costs, payment processing and students’ tuition fees and other related expenses. The Group’s owned Finland data center together with rented data center facilities and co-location agreements are significant components of the Group’s cost of revenues.

Product development

Product development expenses consist primarily of personnel costs, including share-based compensation expenses, incurred for the development of, enhancement to and maintenance of the Group’s technology platforms, from infrastructure to software. Product development expenses also include rent and utilities attributable to office spaces occupied by development staff.

Sales, general and administrative

Sales, general and administrative expenses include expenses for personnel engaged in sales and promotion of products to the market, or performing general or administrative functions, including share-based compensation expenses; rental of office space and related utilities in proportion to the number of employees performing these functions; training and hiring expenses; advertising and marketing expenses, including the costs of organizing promotions; legal and audit services; and other expenses related to the Group’s wider operating activities.

Depreciation and amortization

Depreciation and amortization expenses relate to the depreciation of property and equipment, mainly servers and networking equipment, data center related infrastructure equipment and office furniture, and the amortization of intangible assets.

Share-based compensation

In the consolidated statements of operations, share-based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share-based compensation expense is allocated among the cost of revenues; product development expenses; and sales, general and administrative expenses.

Interest income

Interest income is mainly generated from short-term bank deposits and cash account balances.

Interest expense

Interest expense primarily consists of contractual interest and the amortization of debt discounts and issuance costs associated with our outstanding debt obligations. It also includes interest accretion related to significant financing components arising from differences between the timing of the transfer of goods or services to customers and the timing of customer payments. Interest expense is reflected net of capitalized interest.

Gain from revaluation of investments in equity securities

Gain from revaluation of investments in equity securities includes primarily the remeasurement of our investment in ClickHouse, following a third-party investment in that company.

Income / (loss) from equity method investments

Income / (loss) from equity method investments includes the results of Toloka, which was deconsolidated in the second quarter of 2025 and subsequently accounted for under the equity method, and minor stakes in venture capital funds.

Other income, net

Other income, net consists of gains from investments in money market funds and foreign exchange gains and losses. Dynamics of foreign exchange gains and losses reflect changes in the U.S. dollar value (the Group’s reporting currency) of monetary assets and liabilities that are denominated in other currencies (primarily the euro), as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies.

Results of Operations

Comparative financial information appearing elsewhere in this report has been recast to reflect the results of Toloka within discontinued operations. The following table presents our historical consolidated results of continuing operations for the periods indicated:

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Revenues	50.9	399.0
Operating costs and expenses:
Cost of revenues	24.7	103.8
Product development	36.5	67.4
Sales, general and administrative	60.9	143.8
Depreciation and amortization	49.1	212.0
Total operating costs and expenses	171.2	527.0
Loss from operations	(120.3)	(128.0)
Interest income	8.5	14.2
Interest expense	—	(63.7)
Gain from revaluation of investment in equity securities	—	780.6
Income / (loss) from equity method investments	0.1	(7.6)
Other income, net	8.3	19.9
Net income / (loss) before income taxes	(103.4)	615.4
Income tax expense / (benefit)	0.9	(5.8)
Net income / (loss) from continuing operations	(104.3)	621.2

Net income from continuing operations was $621.2 million in the first quarter of 2026, compared with a net loss of $104.3 million in the comparative period in 2025, primarily due to the gain from the revaluation of our investment in ClickHouse. Loss from operations increased moderately from $120.3 million to $128.0 million.

Revenues

The table below presents information about the revenues by the operating segments:

	Three months ended March 31,		YoY growth
	2025	2026	2025 to 2026

	(in millions of U.S. dollars)		(%)
Nebius AI cloud	41.4	389.7	841%
Avride	0.2	0.9	350%
TripleTen	10.5	11.6	10%
Total segment revenues	52.1	402.2	672%
Eliminations	(1.2)	(3.2)	167%
Total revenues	50.9	399.0	684%

Eliminations represent the elimination of transactions between the operating segments, including use of our Nebius cloud platform by other segments within the Group.

Revenues by operating segment:

Total revenues increased by $348.1 million, or 684%, from $50.9 million in the first quarter of 2025 to $399.0 million in the first quarter of 2026. This increase was predominantly driven by the revenues generated by our AI cloud business, Nebius.

Revenues for the Nebius AI cloud business grew by $348.3 million, from $41.4 million in the first quarter of 2025 to $389.7 million in the first quarter of 2026. Growth was driven by capacity scaling and supported by strong pricing and utilization.

Revenues from TripleTen grew by $1.1 million, or 10%, from $10.5 million in the first quarter of 2025 to $11.6 million in the first quarter of 2026, driven primarily by approximately 5,000 new student enrollments.

The Avride business had only a limited contribution to the total revenue for the Group.

Operating costs and expenses

Cost of revenues

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Cost of revenues	24.7	103.8
as a percentage of revenues	49%	26%
as a percentage of operating expenses	14%	20%

Cost of revenues increased by $79.1 million, or 320%, from $24.7 million in the first quarter of 2025 to $103.8 million in the first quarter of 2026. The increase was due to the expansion of our Nebius AI cloud business, with expenses incurred for co-location and operating lease agreements as well as hiring to support our growing operations.

As a percentage of revenue, cost of revenues was 26% in the first quarter of 2026, down from 49% in the first quarter of 2025, primarily reflecting operating leverage as we scaled capacity. As a percentage of total operating expenses, cost of revenues increased from 14% in the first quarter of 2025 to 20% in the first quarter of 2026, reflecting the continued scaling of our AI cloud business.

Avride and TripleTen had a limited contribution to the overall increase in cost of revenues.

Product development

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Product development expenses	36.5	67.4
as a percentage of operating expenses	21%	13%

Product development expenses increased by $30.9 million, or 85%, from $36.5 million in the first quarter of 2025 to $67.4 million in the first quarter of 2026. The increase was primarily driven by hiring in our engineering and development teams to build and enhance our product offerings.

As a percentage of total operating expenses, product development expenses decreased from 21% in the first quarter of 2025 to 13% in the first quarter of 2026, reflecting operating leverage and a faster growth rate in other expense categories, particularly those related to scaling infrastructure.

Sales, general and administrative

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Sales, general and administrative expenses	60.9	143.8
as a percentage of operating expenses	36%	27%

Sales, general and administrative expenses increased by $82.9 million, or 136%, from $60.9 million in the first quarter of 2025 to $143.8 million in the first quarter of 2026. This increase was primarily driven by a $26.3 million increase in personnel-related expenses, primarily reflecting higher salary expense and related costs associated with increased headcount, a $17.6 million increase in consulting, legal and other professional fees, a $12.1 million increase in share-based compensation expense allocated to personnel engaged in sales, general and administrative activities, a $16.8 million increase in taxes other than income taxes, and a $10.1 million increase in other expenses.

As a percentage of total operating expenses, sales, general and administrative expenses decreased from 36% in the first quarter of 2025 to 27% in the first quarter of 2026, reflecting operating leverage as other cost categories, particularly depreciation and infrastructure-related expenses, grew at a faster pace.

Depreciation and amortization

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Depreciation and amortization expenses	49.1	212.0
as a percentage of operating expenses	29%	40%

Depreciation and amortization expenses increased by $162.9 million, or 332%, from $49.1 million in the first quarter of 2025 to $212.0 million in the first quarter of 2026.. The primary driver of the increase in depreciation and amortization expenses was the continued investments in GPU-related capital expenditures and related data center hardware for the Nebius AI cloud business. Starting the first quarter of 2026, we revised the useful life for our server and network equipment from four years to five years to reflect usage patterns and current utilization commitments. The change in accounting estimate has been applied prospectively from 2026.

As a percentage of total operating expenses, depreciation and amortization increased from 29% in the first quarter of 2025 to 40% in the first quarter of 2026, highlighting the growing capital intensity of our infrastructure operations.

Share-based compensation

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Share‑based compensation expense included within:
Cost of revenues	0.2	0.6
Product development	6.3	11.7
Sales, general and administrative expenses	11.0	23.0
Total share‑based compensation expense	17.5	35.3
as a percentage of operating expenses	10%	7%

Share-based compensation expense increased by $17.8 million, or 102%, from $17.5 million in the first quarter of 2025 to $35.3 million in the first quarter of 2026. The growth was primarily due to the grants of share options in the second quarter of 2025 to the Group’s senior management, as well as higher grant date fair value of recently issued RSU grants.

Interest income

Interest income increased by $5.7 million, or 67%, from $8.5 million in the first quarter of 2025 to $14.2 million in the first quarter of 2026. The increase was primarily driven by higher cash balances following funds raised through various debt instruments, a substantial portion of which was invested in highly liquid, interest-bearing financial instruments.

Interest expense

Interest expense was nil and $63.7 million in the first quarter of 2025 and 2026, respectively. The interest expense in 2026 is primarily attributable to convertible notes issued by the Company in June 2025, September 2025 and March 2026.

See Note 12 — “Convertible debt” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Gain from revaluation of investment in equity securities

Gain from revaluation of investments in equity securities was $780.6 million in the first quarter of 2026, attributable to the remeasurement of our investments in ClickHouse Inc. based on observable price changes from ClickHouse’s January 2026 Series D preferred stock financing (the “Series D Financing”), which raised $400 million at a reported valuation of approximately $15 billion. The Series D Financing represented an orderly transaction involving equity securities of the same issuer that are similar to our investment.

See Note 5 — “Investments in equity securities and equity method investments” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Income / (loss) from equity method investments

Loss from equity method investments in the amount of $7.6 million in the first quarter of 2026 primarily reflects a loss related to our remaining stake in Toloka, which was deconsolidated in the second quarter of 2025 and subsequently accounted for under the equity method.

See Note 5 — “Investments in equity securities and equity method investments” of our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Other income, net

The following table presents the components of other income, net in absolute terms for the periods presented:

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Gain from investments in money market funds	11.1	17.3
Foreign currency exchange gain / (loss)	(3.4)	1.7
Other income, net	0.6	0.9
Total other income, net	8.3	19.9

Other income, net was $8.3 million and $19.9 million for the first quarter of 2025 and 2026, respectively. The increase was primarily due to the higher gains from investments in money market funds resulting from higher average balances invested in such funds, as well as favorable movements in currency exchange rates during the first quarter of 2026.

The functional currency of Nebius Group N.V. is the U.S. dollar, which is also the Group’s reporting currency. Foreign exchange gains and losses reflect changes in the U.S. dollar value of the Group’s monetary assets and liabilities denominated in foreign currencies (primarily the euro), as well as remeasurement effects in subsidiaries with non-U.S. dollar functional currencies.

Adjusted EBITDA / (loss) by operating segments

Our management uses Adjusted EBITDA / (loss) as a financial measure of performance of our businesses. Adjusted EBITDA / (loss) means U.S. GAAP net income / (loss) from continuing operations before (1) depreciation and amortization, (2) SBC expense, (3) one-off restructuring and other expenses, (4) interest income, (5) interest expense, (6) income / (loss) from equity method investments, (7) gain from revaluation of investments in equity securities, (8) other income / (loss), net, (9) income tax expense / (benefit). For a reconciliation between total Adjusted EBITDA / (loss) and net income / (loss) before income taxes see Note 15 — “Information about segments & geographic areas” of our condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

The table below presents information about the Adjusted EBITDA (loss) of the operating segments:

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Nebius AI cloud	(27.4)	174.0
Avride	(16.9)	(34.1)
TripleTen	(9.4)	(10.4)
Total adjusted EBITDA / (loss)	(53.7)	129.5

Adjusted EBITDA / (loss) by operating segments:

Total Adjusted EBITDA loss for the Group was $53.7 million compared to adjusted EBITDA of $129.5 million for the first quarter of 2025 and 2026, respectively.

Adjusted EBITDA for the Nebius AI cloud business improved by $201.4 million in the first quarter of 2026 compared to the same period of 2025. The significant improvement was primarily attributable to a more than ninefold increase in revenue, partially offset by corresponding increases in cost of revenue and sales, general and administrative expenses.

Adjusted EBITDA / (loss) of Avride increased by $17.2 million in the first quarter of 2026 compared to the same period of 2025. The increase was primarily due to higher operating expenses associated with the rapid scaling of the autonomous vehicle fleet and business expansion.

Adjusted EBITDA / (loss) for TripleTen increased modestly by $1.0 million reflecting continued investment in customer acquisition.

Liquidity and Capital Resources

The Group’s principal sources of liquidity to date are a combination of equity and debt financing, including convertible notes issued in June 2025, September 2025 and March 2026, a public equity offering completed in September 2025, advances received from strategic customer contracts and an investment from NVIDIA Corporation. In November 2025, we established an at-the-market equity program covering up to 25 million Class A shares, enabling us to access equity funding on an ongoing basis. We have not used the program to date.

As of March 31, 2026, $9,298.2 million was recorded in cash and cash equivalents. Cash equivalents mainly consist of bank deposits with original maturities of three months or less and investments in money market funds.

The Group’s main cash outflows are as follows: acquisitions of server and infrastructure equipment, investments in construction of new capacities at our greenfield data centers (including land acquisition), in build-to-suit facilities, lease payments for co-location agreements and other general corporate activities. Our businesses expect to fund their operations, to the extent required, through debt or equity financing, as well as maintaining positive operating cash flow.

Cash Flows

Set out below is a summary of cash flows from continuing operations for the three months ended March 31, 2025 and 2026.

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Net cash provided by / (used in) operating activities	(184.1)	2,258.0
Net cash used in investing activities	(543.9)	(2,643.1)
Net cash provided by / (used in) financing activities	(181.5)	6,295.5

Cash flows provided by / (used in) operating activities

Net cash provided by operating activities in the first quarter of 2026 was $2,258.0 million. The increase was primarily attributable to advances received under customer agreements of $3,198.0 million, partially offset by changes in operating assets and liabilities, primarily driven by increases in accounts receivable and other assets.

Net cash used in operating activities in the first quarter of 2025 was $184.1 million. Changes in operating assets and liabilities resulted in a net cash outflow of $157.6 million, primarily due to changes in VAT receivable, other assets and accounts payable, accrued and other liabilities.

Cash flows used in investing activities

Net cash used in investing activities in the first quarter of 2026 was $2,643.1 and consisted primarily of the purchases of property and equipment related to our Nebius AI cloud business, as well as $170.2 million of consideration paid for the acquisition of Tavily, net of cash acquired.

Net cash used in investing activities in the first quarter of 2025 was $543.9 million and consisted of the purchases of property and equipment related to our Nebius AI cloud business.

The table below presents information about our capital expenditures:

	Three months ended March 31,
	2025	2026

	(in millions of U.S. dollars)
Purchases of property and equipment and intangible assets	(543.9)	(2,472.9)

Purchases of property and equipment and intangible assets relate primarily to our investments in GPUs and GPU-related hardware, and our data center expansion activities. We substantially increased the pace of our investments in this area during the quarter to support the growth of our Nebius AI cloud business.

Cash flows provided by / (used in) financing activities

Net cash provided by financing activities in the first quarter of 2026 was $6,295.5 million, primarily consisting of $2,000.0 million in proceeds from the issuance of prefunded warrants and aggregate gross proceeds of $4,337.5 million from the issuance of convertible notes, partially offset by $43.8 million of issuance costs.

Net cash used in financing activities in the first quarter of 2025 was $181.5 million related to the payment of Dutch dividend withholding tax. Refer to our 2025 Annual Report on Form 20-F for further details regarding this payment.